UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2015
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2015 and 2014

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan (Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) at December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 10, 2016

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value
Common Stock	$5,765,637	$4,891,955
Mutual Funds	84,570,921	82,728,498
Money Market Funds	5,075,705	4,571,391
Collective Investment Fund	5,020,886	4,821,994
Total Investments	100,433,149	97,013,838

Receivables
Accrued Income	1,040,617	503,364
Employer Contributions	682,973	748,496
Notes Receivable from Participants	1,797,601	1,995,019
Total Receivables	3,521,191	3,246,879

Non-interest Bearing Cash	342,263	138,987

Total Assets	104,296,603	100,399,704

Liabilities
Excess Contributions Refundable	17,266	61,188
Accrued Administrative Expenses	—	39,417
Total Liabilities	17,266	100,605

Net Assets Available for Benefits	104,279,337	100,299,099

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Investment Income (Loss)
Net Appreciation (Depreciation) in Fair Value of Investments	$(4,886,407)	$1,420,078
Investment Dividends	4,335,274	4,379,058
Net Investment Income (Loss)	(551,133)	5,799,136

Interest Income From Notes Receivable from Participants	78,428	76,211

Contributions
Participants	5,125,123	4,622,860
Employer	4,059,673	3,390,341
Rollovers	3,271,490	5,960,722
Transfers In-Kind, First Merchants Corporation Common Stock	—	1,246,562
Total Contributions	12,456,286	15,220,485

Total Additions	$11,983,581	$21,095,832

Deductions
Benefits Paid to Participants	7,971,351	5,729,045
Administrative Expenses	31,992	109,781
Total Deductions	$8,003,343	$5,838,826

Net Increase	3,980,238	15,257,006

Transfer from Citizens Financial Bank 401(k) Retirement Plan, Participant Loans	—	72,882

Transfer from Citizens Financial Bank 401(k) Retirement Plan, In-Kind First Merchants Corporation Stock	—	113,912

Net Assets Available for Benefits, Beginning of Year	100,299,099	84,855,299

Net Assets Available for Benefits, End of Year	$104,279,337	$100,299,099

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1:	Description of Plan
The following description of First Merchants Corporation Retirement Income and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. On November 12, 2013, the Corporation acquired Citizens Financial Bank, on November 7, 2014, the Corporation acquired Community Bank and on April 17, 2015, Cooper State Bank was acquired. All eligible employees from all acquired banks were permitted to participate in the Plan effective the day following the respective acquisition dates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company, a division of First Merchants Bank, N.A. is the trustee and record keeper of the Plan. First Merchants, as custodian, employs Fidelity to hold the majority of the Plan's assets on their behalf.
Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive three different types of employer contributions. The Corporation's contributions are as follows:

•
Retirement security contributions: Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure, which allowed for an employer contribution range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay annual contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•
Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
The Plan Document also includes an automatic deferral feature whereby a participant will automatically be set up to defer 3% of eligible compensation on their third pay, unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Forfeited Accounts
At December 31, 2015 and 2014, forfeited nonvested accounts totaled $628 and $1,075 respectively. These accounts will be used to reduce future employer contributions. Also, in 2015 and 2014, employer contributions were reduced by approximately $173,000 and $115,900, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Prior to January 1, 2010, new loans were not allowed by the Plan. The participant loan balances reported prior to January 1, 2010 were acquired from merged plans in March 1, 2005.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds and the Plan's interest in the collective investment fund (Federated Capital Preservation Fund) are valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year. The collective investment fund invests in investments that pursue multiple strategies to exceed the performance of certain industrial averages. The funds may invest in money market mutual funds and guaranteed investment contracts. The net asset value of the fund is determined as of the end of each month utilizing the values of the underlying assets. The fund provides daily liquidity at contract value for any participant withdrawing and transferring funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
In 2015, the Plan changed its accounting policy on plan accounting disclosures by adopting the provisions of ASU 2015-12, Plan Accounting (Topics 960, 962 and 965): Part II: Plan Investment Disclosures. The accounting policy change provided for in ASU 2015-12 changes the Plan's disclosure requirements to eliminate and/or modify certain investment-related disclosures. Both changes were applied retrospectively for all periods presented. The guidance also clarifies that indirect investments in fully benefit responsive investment contracts (FBRICs) should not be reflected as FBRICs and, therefore, should be reported at fair value. Concurrent with the Plan's implementation of ASU 2015-12, the statements of net assets available for benefits for all periods presented no longer reflect the collective investment fund as a FBRIC and as such the investment is now measured at fair value without an adjustment to contract value.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Plan Tax Status
The Plan obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The determination letter expires January 31, 2019.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.
Reclassifications
Certain reclassifications have been made to the 2014 financial statement to conform to the 2015 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Note 3:	Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015:

		2015
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$5,765,637	$5,765,637
Mutual Funds	84,570,921	84,570,921
Money Market Fund	5,075,705	5,075,705
Investments in the Fair Value Hierarchy	$95,412,263	$95,412,263
Investment measured at net asset value (A)	5,020,886
Investments at Fair Value	$100,433,149	$95,412,263	—	—

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

		2014
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$4,891,955	$4,891,955
Mutual Funds	82,728,498	82,728,498
Money Market Fund	4,571,391	4,571,391
Investments in the Fair Value Hierarchy	$92,191,844	$92,191,844
Investment measured at net asset value (A)	4,821,994
Investments at Fair Value	$97,013,838	$92,191,844	—	—

A) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Investment Fund	$5,020,886	$0	Daily	None

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Investment Fund	$4,821,994	$0	Daily	None

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan paid $78,031 and $142,844 of investment fees to First Merchants Trust Company during 2015 and 2014. The Plan received investment fee rebates of $59,011 and $55,644 during 2015 and 2014 from mutual fund providers. Individually nonmaterial expenses paid to parties-in-interest aggregated $12,972 for 2015 and $22,581 for 2014. The Company provides certain administrative services at no cost to the Plan.

During 2015, the Corporation reimbursed the Plan approximately $550,000 related to fees received by First Merchants Trust Company for portion of 2015 and prior years. This reimbursement also included a calculation for lost opportunity cost associated with these fees received.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants
Corporation
Common Stock

Balance at January 1, 2014	$3,288,919

Total unrealized gain included in net increase in
net assets available for benefits	29,939
Total realized gain included in net increase in
net assets available for benefits	139,999
In-Kind Transfer from Citizens Financial Bank 401(k)
Retirement Plan*	1,360,474
Purchases	429,748
Settlements	(357,124)

Balance at December 31, 2014	4,891,955

Total unrealized gain included in net increase in
net assets available for benefits	396,788
Total realized gain included in net increase in
net assets available for benefits	187,830
Purchases	809,427
Settlements	(520,363)

Balance at December 31, 2015	$5,765,637

* As described in Note 1, Citizens Financial bank was acquired in November 2013. The Citizens Financial Bank stock held by the Plan was converted to First Merchants Corporation Stock at that time. During 2014 the Citizens Financial Bank Plan was terminated and stock transferred in-kind to the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events

First Merchants Corporation acquired Ameriana Bank on January 1, 2016.  Planning is in process to merge the Ameriana 401(k) Plan into the First Merchants Corporation Retirement Income and Savings Plan mid-year 2016. Effective May 2, 2016, First Merchants Trust Company is now known as First Merchants Private Wealth Advisors.

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(e)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Common Stock
*First Merchants Corporation	226,815	shares	$5,765,637

Mutual Funds
American Europacific Growth Fund	33,283	shares	1,508,374
American High Income Trust Fund	233,817	shares	2,186,187
Capital World Bond Fund	35,414	shares	669,683
Dodge & Cox International Fund	43,121	shares	1,573,057
Federated SH-Interm Total Return Bond Fund	29,348	shares	299,348
Federated U.S. Government Fund	158,384	shares	1,729,555
Federated Total Return Bond	406,809	shares	4,332,512
Fidelity Contra Fund	79,653	shares	7,881,647
Franklin Small Cap Value Fund	68,429	shares	3,166,897
Goldman Sachs Mid Cap Equity Fund	157,514	shares	5,231,038
MFS International Discovery Fund	33,817	shares	933,357
Nuveen Mid Cap Growth Fund	59,558	shares	2,545,523
Nuveen Real Estate Fund	74,192	shares	1,704,184
T Rowe Emerging Markets Fund	13,923	shares	396,797
T Rowe Price Dividend Growth Fund	119,035	shares	4,087,652
Vanguard 500 Index Fund	29,267	shares	5,516,211
Vanguard Inflation Protected Bond	16,957	shares	409,861
Vanguard International Growth Admiral	15,741	shares	1,055,582
Vanguard Total International Stock Admiral	5,394	shares	130,750
Vanguard Mid Cap Index Fund	25,852	shares	3,844,718
Vanguard Small Cap Growth Index Fund	41,894	shares	1,790,121
Vanguard Small Cap Index Fund	55,500	shares	2,944,260
Vanguard Target Retirement Fund	33,148	shares	412,698
Vanguard Target 2015 Fund	92,685	shares	1,318,904
Vanguard Target 2025 Fund	306,939	shares	4,794,384
Vanguard Target 2035 Fund	204,860	shares	3,449,843
Vanguard Target 2045 Fund	73,927	shares	1,314,420
Vanguard Target 2010 Fund	26,066	shares	648,531
Vanguard Target 2020 Fund	130,101	shares	3,532,249
Vanguard Target 2060 Fund	3,685	shares	100,259
Vanguard Target 2055 Fund	12,092	shares	372,792
Vanguard Target 2050 Fund	34,731	shares	989,477
Vanguard Target 2040 Fund	89,292	shares	2,540,367
Vanguard Target 2030 Fund	156,731	shares	4,344,585
Vanguard Windsor II Fund	114,655	shares	6,815,098
			84,570,921

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(e)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Collective Investment Fund
Federated Capital Preservation Fund	502,089	units	5,020,886

Money Market Funds
Federated Government Obligation Fund	3,348,555	shares	3,348,555
Federated U.S. Treasury Cash Fund	1,727,150	shares	1,727,150
			5,075,705

*Participant Loans	4.0% - 6.0%, 01/2016 - 11/2022		1,797,601

			$102,230,750
*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan

Date: June 10, 2016
/s/Mark K. Hardwick
Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and Chief Operating Officer